Exhibit 99.1

NEWS RELEASE

Fortuna intersects 7.8 g/t gold over 12.8 meters at Southern Arc, Diamba Sud, and advances exploration at Bambadji, Senegal

Vancouver, British Columbia, October 13, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to report updated results from exploration drilling at the Southern Arc and Kassasoko deposits at the Diamba Sud Gold Project located in Senegal, and the start of drilling at Kabewest on the recently acquired and contiguous Bambadji properties.

Paul Weedon, Senior Vice President of Exploration, commented, “The recently completed reverse circulation and diamond drilling program adjacent to the Southern Arc and Kassasoko deposits has continued to return very encouraging results beyond the current pit designs. Results such as the 3.9 g/t Au intersection over an estimated true width of 40.8 meters from 228 meters in drill hole DSR1149 highlight the opportunity to further expand the Diamba Sud Mineral Reserve.” Mr. Weedon continued, “At our recently acquired Bambadji properties, exploration drilling has commenced at Kabewest, with six drill rigs operating as part of an $8 million drilling campaign for the remainder of 2026. Kabewest is the largest and most advanced drill-defined target on the property and is located only 2.3 kilometres from the proposed Diamba Sud plant site. Initial drill core samples have highlighted strong similarities to the breccia-hosted mineralization at Diamba Sud, and we look forward to receiving the assay results.”

Southern Arc Drilling highlights

DSDD699:	6.8 g/t Au 18.9 g/t Au 22.6 g/t Au	over an estimated true width of 12.0 meters from 96 meters, including over an estimated true width of 2.4 meters from 98 meters, and over an estimated true width of 0.8 meters from 103 meters
DSDD715:	2.4 g/t Au 11.5 g/t Au 2.8 g/t Au 24.6 g/t Au 12.1 g/t Au

over an estimated true width of 28.0 meters from 92 meters, including over an estimated true width of 0.8 meters from 124 meters

over an estimated true width of 20.8 meters from 155 meters, including over an estimated true width of 0.8 meters from 169 meters, and over an estimated true width of 0.8 meters from 180 meters

DSDD792:	5.0 g/t Au 24.8 g/t Au 3.9 g/t Au 25.2 g/t Au 11.6 g/t Au 21.1 g/t Au 1.9 g/t Au 11.8 g/t Au

over an estimated true width of 7.2 meters from 154 meters, including over an estimated true width of 0.8 meters from 162 meters

over an estimated true width of 17.6 meters from 186 meters, including over an estimated true width of 0.8 meters from 187 meters, and over an estimated true width of 0.8 meters from 195 meters, and over an estimated true width of 0.8 meters from 198 meters

over an estimated true width of 13.6 meters from 216 meters, including over an estimated true width of 0.8 meters from 227 meters

DSDD799:	1.8 g/t Au 24.5 g/t Au	over an estimated true width of 56.8 meters from 26 meters, including over an estimated true width of 0.8 meters from 85 meters

DSR1149:	1.4 g/t Au 3.9 g/t Au 10.2 g/t Au 17.3 g/t Au 17.4 g/t Au 11.3 g/t Au

over an estimated true width of 18.4 meters from 187 meters

over an estimated true width of 40.8 meters from 228 meters, including over an estimated true width of 0.8 meters from 248 meters, and over an estimated true width of 1.6 meters from 261 meters, and over an estimated true width of 0.8 meters from 272 meters, and over an estimated true width of 0.8 meters from 274 meters

DSR1128:	7.8 g/t Au 59.5 g/t Au 29.8 g/t Au	over an estimated true width of 12.8 meters from 103 meters, including over an estimated true width of 0.8 meters from 112 meters, and over an estimated true width of 0.8 meters from 114 meters
DSR1132:	4.5 g/t Au 59.7 g/t Au 13.9 g/t Au	over an estimated true width of 20.0 meters from 65 meters, including over an estimated true width of 0.8 meters from 69 meters, and over an estimated true width of 0.8 meters from 76 meters

Since the previous exploration results update in February 2026, a further 196 reverse circulation (“RC”) and diamond drilling (“DD”) holes, totalling 36,592 meters, have been completed at Southern Arc (refer to Figure 1), concluding the program (refer to Fortuna news release dated February 25, 2026, “Fortuna intersects 6.0 g/t gold over 24.1 meters at Southern Arc, Diamba Sud Project, Senegal”). The program successfully identified depth and strike extensions to the northeast and southwest, as well as parallel structures to the southeast, where mineralization remains open. For example, DSR1132 intersected 4.5 g/t gold over an estimated true width of 20.0 meters from 65 meters within a broad zone of mineralization beyond the current pit design (refer to Figure 2). This zone remains open at depth, further demonstrating the open nature of the mineralization. An updated estimate is intended to be prepared for Mineral Resource and Mineral Reserve reporting as at year-end, and further step-out drilling is planned for 2027.

Mineralization at Southern Arc occurs as variable fine stockwork vein arrays and diffuse pyrite-silica flooding, with a strong spatial association to hydrothermal breccias and carbonate units. The system commonly exhibits extensive hematite alteration, consistent with mineralization observed at other Diamba Sud deposits.

Figure 1: Diamba Sud Gold Project: Location of Mineral Resource Deposits and Exploration Targets

Fortuna Mining
N
Loulo-Yalea (Barrick)
Mali
Senegal
10km
5km
Djenebou
Fatima
Wari
Latifa
Kach
Kabetea
Kabewest
Area A
Area D
Karakaene (Afrigold)
Karakara
Diamba Sud
Moungoundi
Southern Arc
Western Splay
Senegal
Mali
Gounkoto (Barrick)
Baqata
Legend
Diamba Sud
Operating Mine
Bambadji Project Priority Prospects
Pit Outlines
Fortuna Permits
Bambadji Project
Birimian lithology
Dialé-Daléma Series
Kofi Series
Granitoids
Faleme Group
Dioritic Intrusives
SMSZ Shear Corridor
International Borders
0 1.5 3 km
Projection: WGS 1984, UTM Zone 29N
Date: October 08, 2026

Figure 2: Diamba Sud Gold Project: Southern Arc Deposit, Long Section 375NE

Kassasoko Drilling Highlights

DSR1119:	5.0 g/t Au 19.1 g/t Au 2.9 g/t Au 8.1 g/t Au 21.9 g/t Au

over an estimated true width of 5.6 meters from 88 meters, including over an estimated true width of 0.8 meters from 88 meters

over an estimated true width of 5.6 meters from 131 meters

over an estimated true width of 5.6 meters from 146 meters, including over an estimated true width of 1.6 meters from 146 meters

DSR1122:	3.5 g/t Au 19.8 g/t Au 8.8 g/t Au 17.2 g/t Au

over an estimated true width of 11.2 meters from 49 meters, including over an estimated true width of 0.8 meters from 54 meters

over an estimated true width of 1.6 meters from 137 meters, including over an estimated true width of 0.8 meters from 137 meters

DSR1157:	2.8 g/t Au 3.0 g/t Au 13.5 g/t Au 19.3 g/t Au 28.3 g/t Au 3.3 g/t Au 11.3 g/t Au

over an estimated true width of 9.6 meters from 75 meters

over an estimated true width of 27.2 meters from 95 meters, including over an estimated true width of 0.8 meters from 110 meters, and over an estimated true width of 0.8 meters from 112 meters, and over an estimated true width of 0.8 meters from 116 meters

over an estimated true width of 3.2 meters from 178 meters, including over an estimated true width of 0.8 meters from 181 meters

DSR1169: DSR1171:	4.8 g/t Au 22.3 g/t Au 1.0 g/t Au 1.9 g/t Au 22.3 g/t Au

over an estimated true width of 11.2 meters from 139 meters, including over an estimated true width of 0.8 meters from 141 meters

over an estimated true width of 16.8 meters from 96 meters

over an estimated true width of 24 meters from 160 meters, including over an estimated true width of 0.8 meters from 182 meters

A program of 53 RC and DD holes, totalling 8,787 meters, has been completed at Kassasoko since the previous exploration update. This program was designed to test for expansion of the mineralized footprint through step-out drilling and evaluate its link to the nearby Western Splay deposit. Mineralization remains open at depth and along strike.

Mineralization at Kassasoko occurs within intercalated hydrothermal breccias, carbonate metasedimentary units, and granitic to dioritic intrusive rocks. It is typically associated with vein arrays preferentially hosted within hydrothermal breccias.

Bambadji, Senegal: Exploration Work Program

Drilling has commenced on the recently acquired Bambadji project (refer to Figure 3), with five DD rigs and 1 RC rig currently operating as part of an $8 million, 51,000-meter exploration program for the balance of 2026 (refer to Fortuna news release dated August 10, 2026, “Fortuna acquires highly prospective Bambadji Project in Senegal from Barrick and IAMGOLD”).

Figure 3: Bambadji Gold Project: Location of Exploration Targets

Fortuna Mining
N
Senegal
Mali
Atlantic Ocean
Sierra Leone
Loulo - Gara (Barrick)
Loulo - Yalea (Barrick)
Kabewest
Djenebou
Fatima
Wari
Latifa
Kach
Kabetea
Karakaene (Afrigold)
Gounkoto (Barrick)
Saraya
Kenieba
Diamba Sud Project
Reserves: 1.15 Moz Au
Baqata
Gefa
Bambadji Project
Anaconda (B2 Gold)
Fekola (B2 Gold)
Boto (Managem)
30 km
20 km
10 km
5 km
Legend
Operating Mine
Bambadji Project Priority Prospects
Bambadji Exploration Prospects
Fortuna Permits
Bambadji Project
Third Party Permits
Birimian lithology
Dialé-Dalèma Series
Kofi Series
Granitoids
Faleme Group
Dioritic Intrusives
Towns
SMSZ Shear Corridor
International Border
Main Roads
0
5
10 km
Projection: WGS 1984, UTM Zone 29N
Date: September 30, 2026

Note: Probable Mineral Reserves of 20.5 million tonnes averaging 1.75 g/t Au, containing 1.15 million ounces of gold have been reported for Diamba Sud (refer to Fortuna news release dated June 29, 2026, “Fortuna delivers robust Feasibility Study for the Diamba Sud Gold Project in Senegal: After-tax IRR of 60% and NPV5% of US$1 billion using US$3,500/oz”).

Following an extensive data review, more than eight drill-ready targets have been identified and prioritized for drilling in 2026. Six drill rigs are currently operating at Kabewest, the most advanced target, located approximately 2.3 kilometers from the proposed Diamba Sud plant site. An initial Inferred Mineral Resource estimate for Kabewest is expected to be included in the Company’s annual Mineral Reserve and Mineral Resource update, planned for publication in the first quarter of 2027. Drilling will progressively advance to additional prospects, including Fatima, Djenebou, Latifa, Kach, Wari, and Kabetea, throughout the remainder of 2026 and into the first half of 2027.

In addition, work is continuing to further refine targets for the 2027 field season across the more than 60-kilometer strike length of the newly acquired permits. Three highly prospective mineralized trends have been identified based on geophysical and geochemical data and supported by field mapping. Limited historical drilling was generally shallow and widely spaced, with several multi-kilometer gaps along these anomalous gold trends providing compelling targets for Fortuna’s 2026 and 2027 exploration programs.

Geological logging of the initial DD holes at Kabewest has highlighted strong similarities to the nearby Diamba Sud style of mineralization, including extensive hydrothermal brecciation, hematite-silica alteration, and pyrite development (refer to Figure 4), consistent with mineralization previously modelled by Barrick (refer to Figure 5). Assay results are pending.

Integration of the former Barrick technical staff into Fortuna’s Senegal exploration team has been successfully completed, providing valuable continuity, supporting the rapid advancement of field and drilling activities, and enhancing the Company’s understanding of the region’s broader geological architecture.

Figure 4: Examples of hydrothermal breccia from Kabewest highlighting similarities to the Area D mineralization style at Diamba Sud

Hydrothermal Breccias
(Bambadji, Kabewest, FBDD0005,
87m depth)

Hydrothermal Breccias
(Diamba Sud, Area D, DSDD385,
82m depth, 9.7g/t Au)

For full details of drill hole DSDD385, refer to Fortuna news release dated May 27, 2025 “Fortuna drills 8.6 g/t gold over 13.6 meters at Southern Arc prospect, Diamba Sud Project, Senegal”.

Figure 5: Cross section 150SW through Kabewest highlighting historic mineralized interval

Fortuna Mining
C
C'
KBWRC037
FBDD0006
Assays Pending
KBWDH022
FBDD0005
Assays Pending
KBWDH011
KBWDH020
KBWDH012
KBWDH014
FBRC0006
Assays Pending
KBWDH022
6.6m @ 1.1 g/t Au
19.0m @ 1.4 g/t Au
24.1m @ 1.3 g/t Au
2.8m @ 4.4 g/t Au
12.9m @ 0.5 g/t Au
8.4m @ 0.7 g/t Au
11.6m @ 1.1 g/t Au
3.4m @ 1.9 g/t Au
5.0m @ 3.0 g/t Au
11.1m @ 5.3 g/t Au
KBWDH011
5.0m @ 2.3 g/t Au
12.7m @ 0.9 g/t Au
14.9m @ 1.2 g/t Au
22.2m @ 0.9 g/t Au
10.6m @ 0.7 g/t Au
24.0m @ 4.4 g/t Au
19.2m @ 1.6 g/t Au
12.7m @ 1.5 g/t Au
KBWDH020
4.8m @ 1.2 g/t Au
6.8m @ 1.5 g/t Au
18.1m @ 2.9 g/t Au
4.5m @ 1.3 g/t Au
33.0m @ 2.3 g/t Au
9.7m @ 4.8 g/t Au
KBWDH014
3.0m @ 2.1 g/t Au
2.0m @ 3.5 g/t Au
KBWDH012
1.2m @ 6.7 g/t Au
19.4m @ 0.8 g/t Au
26.1m @ 3.1 g/t Au
160m
126m
140m
197m
296m
320m
353m
475m
523m
KBM-150SW
0 50 100 m
Projection: WGS84 UTM Zone 29N
Date: October 8, 2026
Legend
Reported Intervals> 0.4 g/t Au,
Minimum 5m down hole
Historical results (Barrick)
Lithology
Lateritic Duricrust
Fault Zone
Tectonic Breccia
Porphyritic Diorite
Gabbro
Limestone
Altered Diorite
Fine to Medium Grained Sediment

Note: For historic drilling details, refer to Fortuna news release dated August 10, 2026 “Fortuna acquires highly prospective Bambadji Project in Senegal from Barrick and IAMGOLD”

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported by Company vehicle or commercial courier to ALS Global’s preparation laboratories in Kedougou, Senegal with prepared sample pulps then transported via commercial courier to ALS Global’s analytical facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Samples returning assays >10 ppm Au were reanalyzed using a 50-gram charge and fire assay with a gravimetric finish. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS Global laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines in Argentina, Côte d’Ivoire, and Peru, and the feasibility-stage Diamba Sud Gold Project in Senegal. Our exploration portfolio spans our operating jurisdictions as well as Guinea and Guyana. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

CEO and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; statements regarding the development of the Diamba Sud project, including the proposed plant site, that an updated Mineral Resource and Mineral Reserve estimate is intended to be prepared for year-end, and drilling plans for 2027; statements that an initial Inferred Mineral Resource estimate for Kabewest is expected in the first quarter of 2027; the Company’s drilling plans at the Bambadji project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated,” “potential,” “open,” “future,” “assumed,” “projected,” “used,” “detailed,” “has been,” “gain,” “planned,” “reflecting,” “will,” “anticipated,” “estimated,” “containing,” “remaining,” “to be,” or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Israel- – Hamas, and Iran – Israel and United States conflicts, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms including for the construction of a mine at the Diamba Sud Project and the underground mining method at the Séguéla Mine; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Mineral Resources and Mineral Reserves

Technical disclosure regarding the Company’s properties included herein has been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and information included herein may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Diamba Sud Gold Project, Senegal: Drill program details and assay results

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD726	231544	1425966	144	94	150	-55	78	87	9	7.20	1.5	DD	Kassasoko
DSDD729	231589	1425904	145	112	150	-55	27	28	1	0.80	7.6	DD	Kassasoko
							38	66	28	22.40	0.7	DD	Kassasoko
						Including	41	42	1	Core Loss		DD	Kassasoko
DSDD734	231566	1425922	145	101	150	-55	15	23	8	6.40	1.3	DD	Kassasoko
							30	40	10	8.00	0.5	DD	Kassasoko
DSDD737	231793	1425932	144	80	150	-55	NSI					DD	Kassasoko
DSDD770	231535	1426150	147	204	270	-50	110	117	7	5.60	2.1	DD	Kassasoko
							195	204	9	7.20	0.6	DD	Kassasoko
DSDD774	231556	1426104	146	186	150	-50	120	150	30	24.00	0.6	DD	Kassasoko
							170	185	15	12.00	1.8	DD	Kassasoko
DSDD781	231443	1426104	143	198	150	-50	NSI					DD	Kassasoko
DSDD787	231569	1426186	147	198	150	-50	NSI					DD	Kassasoko
DSDD808	231414	1426157	146	269	150	-50	61	68	7	5.60	3.3	DD	Kassasoko
							74	83	9	7.20	2.2	DD	Kassasoko
							96	113	17	13.60	1.3	DD	Kassasoko
DSDD812	231497	1426133	146	254	150	-50	141	145	4	3.20	1.7	DD	Kassasoko
							207	216	9	7.20	2.1	DD	Kassasoko
						Including	211	212	1	0.80	10.9	DD	Kassasoko
							228	230	2	1.60	3.6	DD	Kassasoko
DSDD815	231480	1426163	146	289	150	-50	180	186	6	4.80	1.1	DD	Kassasoko
							217	237	20	16.00	0.8	DD	Kassasoko
DSDD820	231352	1426175	146	305	150	-50	NSI					DD	Kassasoko
DSR1065	231531	1425934	145	114	150	-50	38	40	2	1.60	2.9	RC	Kassasoko
DSR1066	231518	1425911	145	108	150	-50	NSI					RC	Kassasoko
DSR1067	231600	1425810	144	117	150	-50	13	20	7	5.60	3.3	RC	Kassasoko
						Including	14	15	1	0.80	13.6	RC	Kassasoko
DSR1068	231626	1425811	144	108	150	-50						RC	Kassasoko
DSR1069	231529	1425834	144	100	150	-55	45	62	17	13.60	0.5	RC	Kassasoko
							71	76	5	4.00	2.8	RC	Kassasoko
						Including	73	74	1	0.80	12.2	RC	Kassasoko
DSR1070	231544	1425812	144	88	150	-55	NSI					RC	Kassasoko
DSR1071	231693	1425835	144	130	150	-55	NSI					RC	Kassasoko
DSR1072	231643	1425968	143	108	150	-55	NSI					RC	Kassasoko
DSR1073	231629	1425998	143	120	150	-55	NSI					RC	Kassasoko
DSR1074	231660	1425993	143	162	150	-55	NSI					RC	Kassasoko
DSR1075	231577	1426003	144	90	150	-55	NSI					RC	Kassasoko
DSR1116	231549	1426126	147	168	150	-50	113	114	1	0.80	6.3	RC	Kassasoko
							124	157	33	26.40	1.4	RC	Kassasoko
DSR1117	231518	1426168	148	200	150	-50	88	90	2	1.60	3.9	RC	Kassasoko
							111	121	10	8.00	1.4	RC	Kassasoko
DSR1118	231424	1426137	145	168	150	-50	53	67	14	11.20	0.7	RC	Kassasoko
							76	77	1	0.80	5.9	RC	Kassasoko
							93	111	18	14.40	2.7	RC	Kassasoko
						Including	110	111	1	0.80	28.2	RC	Kassasoko

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
							162	167	5	4.00	3.5	RC	Kassasoko
						Including	164	165	1	0.80	14.0	RC	Kassasoko
DSR1119	231406	1426176	142	186	150	-50	88	95	7	5.60	5.0	RC	Kassasoko
						Including	88	89	1	0.80	19.1	RC	Kassasoko
							131	138	7	5.60	2.9	RC	Kassasoko
							146	153	7	5.60	8.1	RC	Kassasoko
						Including	146	148	2	1.60	21.9	RC	Kassasoko
DSR1120	231818	1426064	145	132	150	-50	63	68	5	4.00	1.6	RC	Kassasoko
DSR1121	231788	1426107	146	198	150	-50	8	16	8	6.40	1.4	RC	Kassasoko
							142	151	9	7.20	0.9	RC	Kassasoko
DSR1122	231769	1426152	145	180	150	-50	49	63	14	11.20	3.5	RC	Kassasoko
						Including	54	55	1	0.80	19.8	RC	Kassasoko
							137	139	2	1.60	8.8	RC	Kassasoko
						Including	137	138	1	0.80	17.2	RC	Kassasoko
DSR1123	231740	1426196	148	150	150	-50	NSI					RC	Kassasoko
DSR1124	231714	1426235	149	186	150	-50	77	85	8	6.40	1.0	RC	Kassasoko
DSR1127	231642	1426374	150	162	150	-50	135	142	7	5.60	1.7	RC	Kassasoko
DSR1153	231703	1426155	147	150	150	-50	NSI					RC	Kassasoko
DSR1154	231676	1426197	148	150	150	-50	NSI					RC	Kassasoko
DSR1155	231651	1426247	149	186	150	-50	NSI					RC	Kassasoko
DSR1156	231739	1426118	147	150	150	-50	100	101	1	0.80	6.6	RC	Kassasoko
DSR1157	231627	1426099	146	182	150	-50	75	87	12	9.60	2.8	RC	Kassasoko
							95	129	34	27.20	3.0	RC	Kassasoko
						Including	110	111	1	0.80	13.5	RC	Kassasoko
						And	112	113	1	0.80	19.3	RC	Kassasoko
						And	116	117	1	0.80	28.3	RC	Kassasoko
							137	150	13	10.40	0.9	RC	Kassasoko
							178	182	4	3.20	3.3	RC	Kassasoko
						Including	181	182	1	0.80	11.3	RC	Kassasoko
DSR1158	231600	1426128	147	180	150	-50	90	121	31	24.80	1.3	RC	Kassasoko
						Including	108	109	1	0.80	10.6	RC	Kassasoko
							129	151	22	17.60	0.7	RC	Kassasoko
DSR1159	231836	1426125	147	174	150	-50	NSI					RC	Kassasoko
DSR1160	231819	1426166	147	210	150	-50	78	81	3	2.40	2.0	RC	Kassasoko
DSR1161	231581	1426063	145	184	150	-50	147	161	14	11.20	0.6	RC	Kassasoko
							168	184	16	12.80	0.5	RC	Kassasoko
DSR1162	231549	1426033	144	162	150	-50	NSI					RC	Kassasoko
DSR1163	231436	1426031	145	180	150	-50	NSI					RC	Kassasoko
DSR1164	231461	1425987	145	150	150	-50	NSI					RC	Kassasoko
DSR1165	231413	1425968	146	126	150	-50	NSI					RC	Kassasoko
DSR1166	231529	1426082	146	192	150	-50	184	192	8	6.40	1.1	RC	Kassasoko
DSR1167	231683	1426099	145	162	150	-50	82	99	17	13.60	1.1	RC	Kassasoko
							130	135	5	4.00	1.1	RC	Kassasoko
							146	162	16	12.80	2.1	RC	Kassasoko
DSR1168	231655	1426144	147	192	150	-50	84	90	6	4.80	1.7	RC	Kassasoko
							140	148	8	6.40	0.6	RC	Kassasoko
							170	177	7	5.60	1.1	RC	Kassasoko

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSR1169	231629	1426187	148	180	150	-50	139	153	14	11.20	4.8	RC	Kassasoko
						Including	141	142	1	0.80	22.3	RC	Kassasoko
							168	176	8	6.40	0.9	RC	Kassasoko
DSR1170	231608	1426226	149	204	150	-50	151	156	5	4.00	1.4	RC	Kassasoko
							166	186	20	16.00	2.1	RC	Kassasoko
						Including	177	178	1	0.80	10.2	RC	Kassasoko
DSR1171	231584	1426271	149	204	150	-50	96	117	21	16.80	1.0	RC	Kassasoko
							129	134	5	4.00	1.2	RC	Kassasoko
							148	154	6	4.80	1.4	RC	Kassasoko
							160	190	30	24.00	1.9	RC	Kassasoko
						Including	182	183	1	0.80	22.3	RC	Kassasoko
DSR1172	231389	1426012	145	204	150	-50	188	190	2	1.60	3.9	RC	Kassasoko

DSR1111	233734	1425582	143	156	150	-60	NSI					RC	Kouroudiako
DSR1112	233692	1425646	142	174	150	-60	34	44	10	8.00	0.5	RC	Kouroudiako
DSR1113	233901	1425531	147	144	150	-60	NSI					RC	Kouroudiako
DSR1114	233851	1425607	147	174	150	-60	56	63	7	5.60	0.9	RC	Kouroudiako
DSR1115	233773	1425835	147	138	150	-60	46	59	13	10.40	1.1	RC	Kouroudiako

DSDD670	231065	1426675	153	132	270	-55	93	103	10	8.00	1.8	DD	Moungoundi
							115	123.7	8.7	6.96	1.9	DD	Moungoundi
DSDD673	231065	1426650	152	215	270	-55	114	119	5	4.00	1.1	DD	Moungoundi
DSDD675	230793	1426847	153	119	90	-55	41	45	4	3.20	2.4	DD	Moungoundi
DSDD679	230765	1426844	152	149	90	-55	13	14	1	0.80	6.4	DD	Moungoundi
							104	124	20	16.00	0.8	DD	Moungoundi
DSDD682	230957	1426720	152	104	90	-55	NSI					DD	Moungoundi
DSDD684	230890	1426730	152	162	90	-55	NSI					DD	Moungoundi
DSDD762	232644	1425974	141	215	150	-50	145	154	9	7.20	1.1	DD	Moungoundi
							170	197	27	21.60	1.6	DD	Moungoundi
DSDD764	231012	1426621	151	152	270	-55	NSI					DD	Moungoundi
DSDD767	231086	1426651	152	224	270	-55	81	100	19	15.20	1.5	DD	Moungoundi
DSDD772	231089	1426674	152	197	270	-55	63	69	6	4.80	4.1	DD	Moungoundi
							95	115	20	16.00	0.8	DD	Moungoundi
							121	127	6	4.80	0.9	DD	Moungoundi
DSDD778	230963	1426629	150	226	270	-55	NSI					DD	Moungoundi

DSDD470	232763	1426110	144	322	150	-50	138	141	3	2.40	3.7	RCD	Southern Arc
							270	307	37	29.60	1.0	RCD	Southern Arc
DSDD668	232210	1426169	145	168	150	-50	72	84	12	9.60	1.4	DD	Southern Arc
						Including	83	84	1	0.80	13.6	DD	Southern Arc
DSDD669	232662	1426136	144	159	150	-50	107	108	1	0.80	5.8	DD	Southern Arc
DSDD671	232698	1426119	145	231	150	-50	148	150	2	1.60	2.9	DD	Southern Arc
							197	204	7	5.60	1.0	DD	Southern Arc
DSDD672	232239	1426074	145	84	150	-50	NSI					DD	Southern Arc
DSDD674	232314	1426105	143	176	150	-50	37	54.2	17.2	13.76	1.2	DD	Southern Arc
DSDD676	232910	1426021	143	138	150	-50	39	46	7	5.60	0.8	DD	Southern Arc
							57	77.2	20.2	16.16	0.5	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD677	232298	1426137	143	210	150	-50	34	42	8	6.40	1.4	DD	Southern Arc
							63	74	11	8.80	1.0	DD	Southern Arc
							85	101	16	12.80	0.7	DD	Southern Arc
							208	210	2	1.60	3.7	DD	Southern Arc
DSDD678	232882	1426046	143	171	150	-50	28	33	5	4.00	6.9	DD	Southern Arc
						Including	30	32	2	1.60	15.8	DD	Southern Arc
DSDD680	232864	1426338	143	297	150	-50	83	87	4	3.20	4.3	DD	Southern Arc
							93	99	6	4.80	12.9	DD	Southern Arc
						Including	93	94	1	0.80	31.1	DD	Southern Arc
						And	97	99	2	1.60	22.8	DD	Southern Arc
DSDD681	232267	1426457	148	225	150	-50	NSI					DD	Southern Arc
DSDD683	232818	1426343	143	264	150	-50	109	132	23	18.40	1.2	DD	Southern Arc
							195	202	7	5.60	0.8	DD	Southern Arc
DSDD685	232913	1426341	143	263	150	-50	NSI					DD	Southern Arc
DSDD686	232867	1425933	143	266	150	-50	175	191	16	12.80	0.6	DD	Southern Arc
DSDD689	232887	1426336	143	291	150	-50	203	206	3	2.40	36.9	DD	Southern Arc
						Including	205	206	1	0.80	108.5	DD	Southern Arc
DSDD690	232795	1426332	143	344	150	-50	100	112	12	9.60	0.9	DD	Southern Arc
							167	180	13	10.40	4.5	DD	Southern Arc
							229	231	2	1.60	3.0	DD	Southern Arc
DSDD691	232842	1425923	143	215	150	-50	127	145	18	14.40	0.6	DD	Southern Arc
DSDD692	232850	1426294	143	290	150	-48	126	134	8	6.40	2.9	DD	Southern Arc
							222	241	19	15.20	0.7	DD	Southern Arc
DSDD694	232910	1426297	143	231	150	-50	121	124	3	2.40	3.2	DD	Southern Arc
DSDD695	232881	1425946	143	215	150	-50	137	156	19	15.20	0.6	DD	Southern Arc
							164	203	39	31.20	0.7	DD	Southern Arc
DSDD696	232789	1426398	143	288	150	-50	NSI					DD	Southern Arc
DSDD697	232861	1426383	143	291	150	-50	NSI					DD	Southern Arc
DSDD698	232943	1425938	143	200	150	-50	NSI					DD	Southern Arc
DSDD699	232761	1426377	144	330	150	-50	96	111	15	12.00	6.8	DD	Southern Arc
						Including	98	101	3	2.40	18.9	DD	Southern Arc
						And	103	104	1	0.80	22.6	DD	Southern Arc
DSDD700	232831	1426378	143	273	150	-50	184	197	13	10.40	1.1	DD	Southern Arc
DSDD702	232973	1425978	143	187	150	-50	NSI					DD	Southern Arc
DSDD703	233162	1425965	141	183	150	-50	NSI					DD	Southern Arc
DSDD704	232723	1426413	145	393	150	-50	NSI					DD	Southern Arc
DSDD705	233047	1426115	141	198	150	-50	NSI					DD	Southern Arc
DSDD707	232783	1425818	141	180	150	-50	NSI					DD	Southern Arc
DSDD708	233121	1426186	145	249	150	-50	NSI					DD	Southern Arc
DSDD709	232760	1425810	140	215	150	-50	NSI					DD	Southern Arc
DSDD710	232395	1426062	142	219	150	-50	NSI					DD	Southern Arc
DSDD711	232888	1425895	143	264	150	-50	17	31	14	11.20	0.6	DD	Southern Arc
							100	146	46	36.80	0.7	DD	Southern Arc
							208	215	7	5.60	1.0	DD	Southern Arc
DSDD712	232429	1426086	141	243	150	-50	NSI					DD	Southern Arc
DSDD713	232731	1425763	141	212	150	-50	NSI					DD	Southern Arc
DSDD715	232355	1426010	142	207	150	-50	92	127	35	28.00	2.4	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						Including	124	125	1	0.80	11.5	DD	Southern Arc
							155	181	26	20.80	2.8	DD	Southern Arc
						Including	169	170	1	0.80	24.6	DD	Southern Arc
						And	180	181	1	0.80	12.1	DD	Southern Arc
DSDD716	232705	1425808	141	227	150	-50	152	158	6	4.80	0.9	DD	Southern Arc
DSDD717	232873	1425886	142	222	150	-50	111	116	5	4.00	1.5	DD	Southern Arc
							154	168	14	11.20	0.6	DD	Southern Arc
DSDD718	232333	1426070	143	264	150	-50	116	137	21	16.80	2.3	DD	Southern Arc
DSDD719	232908	1425905	143	264	150	-50	44	53	9	7.20	0.8	DD	Southern Arc
							164	173	9	7.20	1.0	DD	Southern Arc
							237	256	19	15.20	1.1	DD	Southern Arc
DSDD720	232737	1425854	145	260	150	-50	NSI					DD	Southern Arc
DSDD722	232370	1426101	145	204	150	-50	NSI					DD	Southern Arc
DSDD723	232749	1425928	142	264	150	-50	70	91	21	16.80	2.2	DD	Southern Arc
						Incliding	86	87	1	0.80	23.5	DD	Southern Arc
DSDD725	232405	1426126	141	225	150	-50	49	64	15	12.00	0.8	DD	Southern Arc
DSDD727	232761	1425866	141	151	150	-50	NSI					DD	Southern Arc
DSDD728	232812	1425922	143	144	150	-50	NSI					DD	Southern Arc
DSDD730	232463	1426123	142	186	150	-50	43	52	9	7.20	0.8	DD	Southern Arc
DSDD731	232740	1425900	141	183	150	-50	53	72	19	15.20	0.5	DD	Southern Arc
DSDD732	232289	1426047	143	141	150	-50	33	37	4	3.20	1.3	DD	Southern Arc
DSDD733	232822	1425853	142	182	150	-50	NSI					DD	Southern Arc
DSDD735	232654	1425897	141	171	150	-50	121	158	37	29.60	1.4	DD	Southern Arc
DSDD736	232267	1426084	141	192	150	-50	NSI					DD	Southern Arc
DSDD738	232543	1425979	142	102	150	-50	NSI					DD	Southern Arc
DSDD739	232258	1426133	144	153	150	-50	26	34	8	6.40	1.0	DD	Southern Arc
DSDD740	232496	1425964	142	81	150	-50	6	12	6	4.80	1.1	DD	Southern Arc
DSDD741	232151	1426016	144	144	150	-50	NSI					DD	Southern Arc
DSDD742	232240	1426128	144	168	150	-50	20	23	3	2.40	5.2	DD	Southern Arc
DSDD743	232340	1425998	147	210	150	-50	186	201	15	12.00	0.5	DD	Southern Arc
DSDD744	233075	1425803	141	123	150	-50	NSI					DD	Southern Arc
DSDD745	232287	1426094	144	165	150	-50	NSI					DD	Southern Arc
DSDD746	232382	1425975	141	186	150	-50	NSI					DD	Southern Arc
DSDD747	232665	1425928	140	182	150	-50	106	113	7	5.60	1.2	DD	Southern Arc
							140	161	21	16.80	0.8	DD	Southern Arc
DSDD748	232713	1425897	140	154	150	-50	108	111	3	2.40	2.1	DD	Southern Arc
							117	120	3	2.40	5.3	DD	Southern Arc
DSDD749	232330	1426127	142	150	150	-50	18	20	2	1.60	4.0	DD	Southern Arc
DSDD750	232399	1426003	142	147	150	-50	NSI					DD	Southern Arc
DSDD751	232628	1425937	141	179	150	-50	153	159	6	4.80	4.6	DD	Southern Arc
						Including	153	154	1	0.80	14.6	DD	Southern Arc
DSDD752	232678	1425899	140	188	150	-50	117	129	12	9.60	1.2	DD	Southern Arc
DSDD753	232316	1426150	142	159	150	-50	NSI					DD	Southern Arc
DSDD754	232385	1426027	142	153	150	-50	NSI					DD	Southern Arc
DSDD755	232603	1425982	141	150	150	-50	NSI					DD	Southern Arc
DSDD756	232364	1426145	142	168	150	-50	NSI					DD	Southern Arc
DSDD757	232434	1426029	141	150	150	-50	49	50	1	0.80	7.8	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD758	232667	1425983	141	224	150	-50	138	140	2	1.60	3.4	DD	Southern Arc
							160	193	33	26.40	2.0	DD	Southern Arc
DSDD759	232689	1425885	140	227	150	-50	NSI					DD	Southern Arc
DSDD760	232348	1426172	142	210	150	-50	NSI					DD	Southern Arc
DSDD761	232350	1425980	142	237	150	-50	212	220	8	6.40	0.6	DD	Southern Arc
DSDD763	232954	1425816	142	257	150	-50	NSI					DD	Southern Arc
DSDD765	232582	1426027	141	224	150	-50	196	207	11	8.80	3.6	DD	Southern Arc
						Including	202	203	1	0.80	16.1	DD	Southern Arc
DSDD766	232442	1426164	142	168	150	-50	NSI					DD	Southern Arc
DSDD768	232307	1425953	143	228	150	-50	NSI					DD	Southern Arc
DSDD769	232618	1426018	141	197	150	-50	129	131	2	1.60	6.0	DD	Southern Arc
						including	130	131	1	0.80	11.0	DD	Southern Arc
DSDD771	233026	1425893	143	233	150	-50	185	204	19	15.20	0.7	DD	Southern Arc
DSDD773	232277	1425996	143	246	150	-50	199	221	22	17.60	1.0	DD	Southern Arc
DSDD775	232683	1426107	144	248	150	-50	71	78	7	5.60	2.3	DD	Southern Arc
							170	176	6	4.80	1.6	DD	Southern Arc
							229	236	7	5.60	0.9	DD	Southern Arc
DSDD776	232994	1425839	142	62	150	-50	8	9	1	0.80	5.5	DD	Southern Arc
DSDD777	233019	1425797	141	71	150	-50	13	21	8	6.40	0.8	DD	Southern Arc
							48	56	8	6.40	1.6	DD	Southern Arc
DSDD779	232678	1425859	141	221	150	-50	NSI					DD	Southern Arc
DSDD780	232959	1425763	141	164	150	-50	NSI					DD	Southern Arc
DSDD782	232646	1426073	143	173	150	-50	79	89	10	8.00	0.8	DD	Southern Arc
							102	110	8	6.40	1.2	DD	Southern Arc
DSDD783	232801	1426050	143	287	150	-50	68	91	23	18.40	0.9	DD	Southern Arc
							118	133	15	12.00	2.3	DD	Southern Arc
							152	169	17	13.60	1.7	DD	Southern Arc
						including	166	167	1	0.80	20.1	DD	Southern Arc
							189	193	4	3.20	1.7	DD	Southern Arc
							249	260	11	8.80	0.8	DD	Southern Arc
DSDD784	232685	1426009	142	198	150	-50	97	129	32	25.60	0.6	DD	Southern Arc
DSDD785	232914	1425794	141	185	150	-50	NSI					DD	Southern Arc
DSDD786	232613	1425868	142	178	150	-50	103	113	10	8.00	0.6	DD	Southern Arc
							121	132	11	8.80	0.7	DD	Southern Arc
							139	149	10	8.00	1.5	DD	Southern Arc
DSDD788	232874	1426318	143	251	150	-50	184	189	5	4.00	1.2	DD	Southern Arc
							206	218	12	9.60	1.2	DD	Southern Arc
DSDD789	232808	1426316	143	299	150	-50	89	109	20	16.00	1.9	DD	Southern Arc
						Including	90	91	1	0.80	14.4	DD	Southern Arc
							171	182	11	8.80	0.9	DD	Southern Arc
							223	225	2	1.60	6.2	DD	Southern Arc
DSDD790	232935	1426264	143	234	150	-50	191	224	33	26.40	1.9	DD	Southern Arc
						Including	191	192	1	0.80	10.2	DD	Southern Arc
						And	195	196	1	0.80	16.4	DD	Southern Arc
						And	197	198	1	Core Loss		DD	Southern Arc
DSDD791	232643	1425918	141	185	150	-50	151	168	17	13.60	0.7	DD	Southern Arc
DSDD792	232988	1426224	143	255	150	-50	154	163	9	7.20	5.0	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						including	162	163	1	0.80	24.8	DD	Southern Arc
							169	175	6	4.80	2.4	DD	Southern Arc
							186	208	22	17.60	3.9	DD	Southern Arc
						including	187	188	1	0.80	25.2	DD	Southern Arc
						And	195	196	1	0.80	11.6	DD	Southern Arc
						And	198	199	1	0.80	21.1	DD	Southern Arc
							216	233	17	13.60	1.9	DD	Southern Arc
						including	227	228	1	0.80	11.8	DD	Southern Arc
DSDD793	232665	1425874	141	152	150	-50	NSI					DD	Southern Arc
DSDD794	232898	1426317	143	228	150	-50	140	143	3	2.40	3.2	DD	Southern Arc
DSDD795	232680	1425959	141	189	150	-50	127	144	17	13.60	0.8	DD	Southern Arc
							157	184	27	21.60	1.1	DD	Southern Arc
DSDD797	232909	1425847	142	206	150	-50	32	42	10	8.00	1.0	DD	Southern Arc
							72	77	5	4.00	1.5	DD	Southern Arc
DSDD798	232698	1425914	140	171	150	-50	96	112	16	12.80	0.5	DD	Southern Arc
DSDD799	232798	1426194	144	209	150	-50	26	97	71	56.80	1.8	DD	Southern Arc
						Including	85	86	1	0.80	24.5	DD	Southern Arc
							121	125	4	3.20	1.6	DD	Southern Arc
							149	177	28	22.40	0.6	DD	Southern Arc
DSDD800	232852	1425988	143	254	150	-50	96	112	16	12.80	0.9	DD	Southern Arc
							141	165	24	19.20	2.0	DD	Southern Arc
							198	216	18	14.40	0.6	DD	Southern Arc
							224	239	15	12.00	3.7	DD	Southern Arc
						Including	229	230	1	0.80	44.2	DD	Southern Arc
DSDD801	232704	1425962	140	195	150	-50	114	129	15	12.00	1.0	DD	Southern Arc
DSDD802	232934	1425863	142	267	150	-50	NSI					DD	Southern Arc
DSDD803	232712	1426242	145	182	150	-50	57	60	3	2.40	2.0	DD	Southern Arc
DSDD804	232623	1426048	142	237	150	-50	150	172	22	17.60	1.0	DD	Southern Arc
DSDD805	232696	1426135	145	254	150	-50	74	84	10	8.00	1.2	DD	Southern Arc
							98	100	2	1.60	3.0	DD	Southern Arc
DSDD806	232932	1425807	142	173	150	-50	117	131	14	11.20	0.7	DD	Southern Arc
DSDD369	232795	1426236	144	227	150	-50	147	164	17	13.60	0.7	DD	Southern Arc
DSDD498	232713	1426154	145	246	150	-50	84.3	89.65	5.35	4.28	1.9	DD	Southern Arc
DSDD559	232753	1426132	145	180	150	-50	154	171	17	13.60	2.2	DD	Southern Arc
DSDD586	232536	1426234	145	263	150	-50	51.85	57	5.15	4.12	1.0	DD	Southern Arc
DSDD594	232561	1426182	144	242	150	-50	NSI					DD	Southern Arc
DSDD601	232738	1426112	145	246	150	-50	NSI					DD	Southern Arc
DSDD624	232671	1426026	142	240	150	-50	121	136	15	12.00	0.9	DD	Southern Arc
DSDD807	232885	1425838	142	184	150	-50	85	93	8	6.40	0.7	DD	Southern Arc
DSDD809	232898	1425926	143	308	150	-50	58	60	2	1.60	4.1	DD	Southern Arc
							91	105	14	11.20	0.7	DD	Southern Arc
							134	140	6	4.80	1.2	DD	Southern Arc
							278	287	9	7.20	0.6	DD	Southern Arc
DSDD810	232341	1426379	147	216	150	-50	58	67	9	7.20	1.8	DD	Southern Arc
							74	75	1	0.80	5.8	DD	Southern Arc
DSDD811	232743	1426424	144	228	150	-50	NSI					DD	Southern Arc
DSDD813	232828	1425952	143	164	150	-50	71	83	12	9.60	0.8	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD814	232760	1425908	142	117	150	-50	NSI					DD	Southern Arc
DSDD816	232786	1425921	143	80	150	-50	NSI					DD	Southern Arc
DSDD818	232878	1425918	143	195	150	-50	33	51	18	14.40	0.6	DD	Southern Arc
							93	149	56	44.80	0.8	DD	Southern Arc
DSDD819	232815	1425880	143	60	150	-50	NSI					DD	Southern Arc
DSDD821	232785	1425862	142	80	150	-50	NSI					DD	Southern Arc
DSDD822	232773	1425882	142	104	150	-50	NSI					DD	Southern Arc
DSR1006	232779	1426089	145	319	150	-50	180	221	41	32.80	1.6	RCD	Southern Arc
							262	285	23	18.40	2.6	RCD	Southern Arc
						Including	283	284	1	0.80	23.5	RCD	Southern Arc
DSR1008	232738	1426160	145	204	150	-50	170	177	7	5.60	3.4	RCD	Southern Arc
DSR1149	232777	1426038	143	283	150	-50	121	131	10	8.00	1.5	RCD	Southern Arc
							143	151	8	6.40	1.1	RCD	Southern Arc
							187	210	23	18.40	1.4	RCD	Southern Arc
							228	279	51	40.80	3.9	RCD	Southern Arc
						Including	248	249	1	0.80	10.2	RCD	Southern Arc
						And	261	263	2	1.60	17.3	RCD	Southern Arc
						And	272	273	1	0.80	17.4	RCD	Southern Arc
						And	274	275	1	0.80	11.3	RCD	Southern Arc
DSR1150	232830	1426035	144	292	150	-50	32	41	9	7.20	2.6	RCD	Southern Arc
							115	124	9	7.20	2.0	RCD	Southern Arc
						Including	121	122	1	0.80	10.6	RCD	Southern Arc
							202	215	13	10.40	2.0	RCD	Southern Arc
						Including	202	203	1	0.80	10.9	RCD	Southern Arc
DSR1152	232802	1425994	143	256	150	-50	82	98	16	12.80	1.1	RCD	Southern Arc
							109	121	12	9.60	3.4	RCD	Southern Arc
						Including	111	112	1	0.80	22.2	RCD	Southern Arc
							150	161	11	8.80	0.7	RCD	Southern Arc
DSR968	232631	1426148	145	290	150	-50	122	123	1	0.80	8.1	RCD	Southern Arc
							169	178	9	7.20	5.0	RCD	Southern Arc
						Including	170	171	1	0.80	23.4	RCD	Southern Arc
							184	198	14	11.20	1.1	RCD	Southern Arc
DSR970	232789	1426068	144	281	150	-50	140	154	14	11.20	4.7	RCD	Southern Arc
						Including	141	142	1	0.80	15.9	RCD	Southern Arc
						And	149	150	1	0.80	17.6	RCD	Southern Arc
							183	194	11	8.80	0.5	RCD	Southern Arc
DSR972	232814	1426027	144	244	150	-50	121	156	35	28.00	1.4	RCD	Southern Arc
							181	187	6	4.80	3.8	RCD	Southern Arc
						Including	182	183	1	Core Loss		RCD	Southern Arc
							203	225	22	17.60	1.3	RCD	Southern Arc
DSR1076	232692	1425941	140	148	150	-50	101	121	20	16.00	2.5	RC	Southern Arc
						Including	102	103	1	0.80	15.5	RC	Southern Arc
DSR1077	232714	1425941	141	154	150	-50	53	64	11	8.80	0.7	RC	Southern Arc
							89	115	26	20.80	2.0	RC	Southern Arc
							131	147	16	12.80	1.3	RC	Southern Arc
DSR1078	233003	1425811	142	108	150	-50	2	17	15	12.00	1.0	RC	Southern Arc
DSR1079	232978	1425861	142	162	150	-50	NSI					RC	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSR1080	233054	1425847	142	132	150	-50	117	127	10	8.00	0.7	RC	Southern Arc
DSR1081	233162	1425859	140	120	150	-50	NSI					RC	Southern Arc
DSR1082	233398	1425652	140	120	150	-50	NSI					RC	Southern Arc
DSR1083	233328	1425773	141	126	150	-50	NSI					RC	Southern Arc
DSR1084	233301	1425818	141	144	150	-50	NSI					RC	Southern Arc
DSR1085	233020	1425504	144	122	150	-50	NSI					RC	Southern Arc
DSR1086	232994	1425549	143	120	150	-50	NSI					RC	Southern Arc
DSR1087	232925	1425672	140	156	150	-50	NSI					RC	Southern Arc
DSR1088	232587	1425907	142	150	150	-50	NSI					RC	Southern Arc
DSR1089	232560	1425950	142	160	150	-50	NSI					RC	Southern Arc
DSR1090	232541	1425889	142	120	150	-50	NSI					RC	Southern Arc
DSR1091	232434	1425883	142	171	150	-50	NSI					RC	Southern Arc
DSR1092	232405	1425926	142	126	150	-50	NSI					RC	Southern Arc
DSR1093	232346	1425826	143	144	150	-50	NSI					RC	Southern Arc
DSR1094	232305	1425699	147	144	150	-50	NSI					RC	Southern Arc
DSR1095	232245	1425609	150	150	150	-50	NSI					RC	Southern Arc
DSR1096	232225	1425657	148	144	150	-50	NSI					RC	Southern Arc
DSR1097	232109	1425636	146	132	150	-50	NSI					RC	Southern Arc
DSR1098	231995	1425634	149	138	150	-50	NSI					RC	Southern Arc
DSR1099	231971	1425679	147	132	150	-50	NSI					RC	Southern Arc
DSR1100	232034	1425769	144	174	150	-50	NSI					RC	Southern Arc
DSR1101	232201	1425867	142	156	150	-50	NSI					RC	Southern Arc
DSR1102	232104	1425833	142	126	150	-50	NSI					RC	Southern Arc
DSR1103	232898	1426472	142	150	150	-50	NSI					RC	Southern Arc
DSR1104	233125	1426945	142	66	150	-50	NSI					RC	Southern Arc
DSR1105	233097	1426541	142	180	150	-50	NSI					RC	Southern Arc
DSR1106	233077	1426577	144	132	150	-50	NSI					RC	Southern Arc
DSR1107	233134	1426673	145	174	150	-50	NSI					RC	Southern Arc
DSR1108	233214	1426543	143	132	150	-50	NSI					RC	Southern Arc
DSR1109	233282	1426816	145	120	150	-50	NSI					RC	Southern Arc
DSR1110	233248	1426861	147	126	150	-50	NSI					RC	Southern Arc
DSR1128	232779	1426359	144	150	150	-50	103	119	16	12.80	7.8	RC	Southern Arc
						Including	112	113	1	0.80	59.5	RC	Southern Arc
						And	114	115	1	0.80	29.8	RC	Southern Arc
DSR1129	233014	1426184	143	155	150	-50	NSI					RC	Southern Arc
DSR1130	233030	1426151	143	140	150	-50	NSI					RC	Southern Arc
DSR1131	232929	1425978	143	96	150	-50	NSI					RC	Southern Arc
DSR1132	232730	1425919	142	150	150	-50	65	90	25	20.00	4.5	RC	Southern Arc
						Including	69	70	1	0.80	59.7	RC	Southern Arc
						And	76	77	1	0.80	13.9	RC	Southern Arc
							100	110	10	8.00	0.8	RC	Southern Arc
DSR1133	232662	1426048	143	162	150	-50	77	90	13	10.40	0.8	RC	Southern Arc
							149	159	10	8.00	0.7	RC	Southern Arc
DSR1134	232514	1426136	143	90	150	-50	NSI					RC	Southern Arc
DSR1135	232757	1426260	144	84	150	-50	38	48	10	8.00	2.2	RC	Southern Arc
DSR1136	232733	1426297	145	96	150	-50	NSI					RC	Southern Arc
DSR1137	232853	1426062	144	120	150	-50	50	77	27	21.60	1.7	RC	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						Including	75	76	1	0.80	17.2	RC	Southern Arc
DSR1138	232874	1426025	143	102	150	-50	NSI					RC	Southern Arc
DSR1139	232919	1425989	143	111	150	-50	NSI					RC	Southern Arc
DSR1140	232829	1426095	144	120	150	-50	80	86	6	4.80	2.7	RC	Southern Arc
							95	98	3	2.40	2.0	RC	Southern Arc
DSR1141	232830	1426134	144	155	150	-50	18	50	32	25.60	2.7	RC	Southern Arc
						Including	35	36	1	0.80	22.4	RC	Southern Arc
							74	82	8	6.40	3.4	RC	Southern Arc
DSR1142	232731	1426209	145	150	150	-50	48	57	9	7.20	2.6	RC	Southern Arc
DSR1143	232678	1426264	146	138	150	-50	15	22	7	5.60	2.1	RC	Southern Arc
							46	52	6	4.80	1.0	RC	Southern Arc
							60	67	7	5.60	7.6	RC	Southern Arc
						Including	62	63	1	0.80	44.2	RC	Southern Arc
DSR1144	233137	1425890	141	144	150	-50	105	110	5	4.00	1.2	RC	Southern Arc
DSR1145	232646	1426302	146	96	150	-50	NSI					RC	Southern Arc
DSR1146	232728	1426286	145	80	150	-50	NSI					RC	Southern Arc
DSR1147	232364	1426355	147	114	150	-50	0	47	47	37.60	2.8	RC	Southern Arc
						Including	10	11	1	0.80	18.7	RC	Southern Arc
						And	18	19	1	0.80	14.0	RC	Southern Arc
DSR1148	232808	1426067	144	110	150	-50	NSI					RC	Southern Arc
DSR1151	232825	1426005	143	102	150	-50	NSI					RC	Southern Arc
DSR1152	232798	1425995	143	256	150	-50	82	98	16	12.80	1.1	RC	Southern Arc
							109	121	12	9.60	3.4	RC	Southern Arc
						Including	111	112	1	0.80	22.2	RC	Southern Arc
							150	161	11	8.80	0.7	RC	Southern Arc

DSDD687	230925	1426394	147	128	90	-60	NSI					DD	Western Splay
DSDD688	230935	1426350	146	180	90	-55	148	171	23	18.40	1.1	DD	Western Splay
DSDD693	230989	1426323	146	95	90	-50	7	16	9	7.20	0.9	DD	Western Splay
DSDD701	230969	1426293	143	113	90	-55	NSI					DD	Western Splay
DSDD706	231238	1426275	145	122	90	-50	NSI					DD	Western Splay
DSDD714	231287	1426347	148	92	90	-50	NSI					DD	Western Splay
DSDD721	231243	1426255	144	110	90	-50	NSI					DD	Western Splay
DSDD724	231229	1426400	149	107	90	-60	NSI					DD	Western Splay

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail